FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For April 9, 2010	Commission File Number: 1-32482

SILVER WHEATON CORP.
(Translation of registrant’s name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Exhibit No.

99.1	Notice of Annual Meeting of Shareholders dated March 25, 2010.
99.2	Management Information Circular dated March 25, 2010.
99.3	Form of Proxy to Registered Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 9, 2010

SILVER WHEATON CORP.
(Registrant)

		By:	/s/ Peter Barnes
		Name:	Peter Barnes
		Title:	Chief Executive Officer